Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

Page
MAINZ BIOMED N.V.
Three Months Ended March 31, 2023
Financial Statements (Unaudited):
Condensed Interim Consolidated Statements of Financial Position	F-2
Condensed Interim Consolidated Statements of Profit and Loss and Comprehensive Loss	F-3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-4
Condensed Interim Consolidated Statements of Cash Flows	F-5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-6

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in US Dollars).

		March 31,	December 31,
	Note	2023	2022

ASSETS
Current Assets
Cash		$10,858,202	$17,141,775
Trade and other receivables, net	4	449,441	259,138
Inventories		266,056	175,469
Prepaid expenses	5	750,752	801,959
Total Current Assets		12,324,451	18,378,341

Property and equipment, net	6	1,446,969	661,692
Intangible asset	7	3,724,680	-
Right-of-use asset	8	2,018,037	1,177,695
Other assets		23,570	23,275
Total assets		$19,537,707	$20,241,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	9	$3,148,766	$2,916,679
Convertible debt	10	43,603	43,057
Convertible debt - related party	10	32,589	32,181
Silent partnership	11	708,020	759,168
Silent partnership - related party	11	261,208	206,167
Intellectual property acquisition liability – related party	7	2,055,000	-
Lease liabilities	8	450,693	285,354
Total current liabilities		6,699,879	4,242,606

Silent partnerships	11	348,511	687,128
Silent partnerships - related party	11	210,290	256,086
Intellectual property acquisition liability	7	950,821	-
Lease liabilities	8	1,650,815	959,116
Total Liabilities		9,860,316	6,144,936

Shareholders’ equity
Share capital	12	167,012	164,896
Share premium	12	40,127,574	38,831,542
Reserve	12	18,984,405	18,079,741
Accumulated deficit		(49,593,210)	(43,032,294)
Accumulated other comprehensive income		(8,390)	52,182
Total shareholders’ equity		9,677,391	14,096,067

Total liabilities and shareholders’ equity		$19,537,707	$20,241,003

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Profit and Loss and Comprehensive Loss

(Unaudited)

(Expressed in US Dollars)

		Three months ended
		March 31,
	Note	2023	2022

Revenue		$250,104	$100,565
Cost of sales	13	111,163	54,136
Product margin		138,941	46,429

Operating expenses:
Sales and marketing	18	2,410,935	921,630
Research and development	18	2,625,072	563,572
General and administrative	18	1,590,490	4,192,785
Total operating expenses		6,626,497	5,677,987

Loss from operations		(6,487,556)	(5,631,558)

Other income (expense)
Other income	15	63,825	101,335
Other expense		(137,185)	(133,513)
Total other expense		(73,360)	(32,178)

Loss before income tax		(6,560,916)	(5,663,736)
Income taxes provision		-	-
Net loss		$(6,560,916)	$(5,663,736)

Foreign currency translation gain (loss)		(60,572)	36,439
Comprehensive loss		$(6,621,488)	$(5,627,297)

Basic and dilutive loss per ordinary share		$(0.45)	$(0.42)
Weighted average number of ordinary shares outstanding		14,688,361	13,348,349

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Unaudited)

(Expressed in US Dollars)

For the Three Months Ended March 31, 2023

							Accumulated	Total
		Number of	Share	Share		Accumulated	Other comprehensive	Shareholders’ Equity
	Note	shares	Capital	Premium	Reserve	Deficit	Income (loss)	(Deficit)
Balance, December 31, 2022		14,629,457	$164,896	$38,831,542	$18,079,741	$(43,032,294)	$52,182	$14,096,067

Sale of ordinary shares	12	195,044	2,094	1,281,291	-	-	-	1,283,385
Share based expense	12	2,112	22	14,741	-	-	-	14,763
Stock option expense	12	-	-	-	904,664	-	-	904,664
Net loss		-	-	-	-	(6,560,916)	-	(6,560,916)
Foreign currency translation		-	-	-	-	-	(60,572)	(60,572)
Balance, March 31, 2023		14,826,613	$167,012	$40,127,574	$18,984,405	$(49,593,210)	$(8,390)	$9,677,391

For the Three Months Ended March 31, 2022

						Accumulated	Total
	Number of	Share	Share		Accumulated	Other comprehensive	Shareholders’ Equity
	shares	Capital	Premium	Reserve	Deficit	Income	(Deficit)
Balance, December 31, 2021	12,010,001	$141,075	$13,126,493	$9,736,066	$(16,644,958)	$2,479	$6,361,155

Sale of ordinary shares	1,725,000	15,525	23,850,364	-	-	-	23,865,889
Issuance of ordinary shares for exercise of warrants	107,500	968	321,533	(64,156)	-	-	258,344
Share based expense	58,000	522	787,098	-	-	-	787,620
Stock option expense	392,757	4,784	3,115	500,338	-	-	508,237
Net loss	-	-	-	-	(5,663,736)	-	(5,663,736)
Foreign currency translation	-	-	-	-	-	36,439	36,439
Balance, March 31, 2022	14,293,258	$162,874	$38,088,603	$10,172,248	$(22,308,694)	$38,918	$26,153,948

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in US Dollars)

		Three months ended
		March 31,
	Note	2023	2022
Cash Flows From Operating Activities
Net loss		$(6,560,916)	$(5,663,736)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share based compensation	12	919,427	2,863,711
Depreciation and amortization		287,352	34,858
Bad debt expense		53,296	-
Accretion expense	10, 11	39,004	20,623
Changes in operating assets and liabilities:
Trade and other receivables		27,660	(184,428)
Inventory		(87,313)	-
Prepaid expenses and other assets		53,577	104,934
Accounts payable and accrued liabilities		(390,167)	65,930
Deferred revenue		(1,310)	-
Net cash used in operating activities		(5,659,391)	(2,758,108)

Cash Flows From Investing Activities
Purchase of intangible assets	7	(500,000)	-
Purchase of property and equipment	6	(900,930)	(75,860)
Net cash used in investing activities		(1,400,930)	(75,860)

Cash Flows From Financing Activities
Sale of ordinary shares	12	1,283,385	23,865,890
Warrant exercise proceeds	23	-	382,500
Repayment of silent partnerships	11	(418,626)	-
Repayment of loans payable		-	(113,974)
Repayment of lease obligations	8	(91,275)	(23,929)
Net cash provided by financing activities		773,484	24,110,487

Effect of changes in exchange rates		3,264	(30,227)

Net change in cash		(6,283,573)	21,246,292
Cash at beginning of period		17,141,775	8,727,542
Cash at end of period		$10,858,202	$29,973,834

Non-Cash Investing And Financing Activities
Right of use asset additions		$922,545	$445,835
Acquisition of intellectual property for ordinary shares and deferred payments		$3,271,828	$-
Interest expense paid		$42,749	$133,692

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

(Expressed in US dollars)

March 31, 2023

1. NATURE OF OPERATIONS AND GOING CONCERN

Mainz Biomed N.V. (the “Company”) is domiciled in the Netherlands. The Company’s registered office is at Keizersgracht 391A, EJ Amsterdam. The Company was formed to acquire the business of Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH (“PharmaGenomics”, “PG”)). In September 2021, the Company completed such acquisition.

We develop in-vitro diagnostic (“IVD”) tests for clinical diagnostics in the area of human genetics, focusing in the areas of personalized medicine, led by our flagship ColoAlert™ product in European markets. We additionally operate a clinical diagnostic laboratory. We develop and distribute our IVD kits to third-party laboratories and through our on-line store.

Throughout these consolidated financial statements, Mainz Biomed N.V. and its wholly owned subsidiaries, Mainz Biomed USA, Inc. and Mainz Biomed GmbH (f/k/a PharmGenomics GmbH), are referred to, collectively and individually as “Mainz”, “Mainz Biomed”, or the “Company”.

Share Exchange

On August 3, 2021, the Company entered into a contribution agreement (the “Contribution Agreement”) between Mainz Biomed B.V. (“Mainz”), which was a private company with limited liability under Dutch law incorporated for the purpose of acquiring PharmGenomics. Under the Contribution Agreement, 100% of the shares of PharmGenomics were acquired in exchange for 6,000,000 shares of the Company. Upon the closing of the Contribution Agreement, PharmGenomics became a wholly owned subsidiary of the Company and the former shareholders of PharmGenomics held approximately 62% of the outstanding shares of the Company prior to the Company’s initial public offering. On September 20, 2021 PharmGenomics and the Company closed the Contribution Agreement.

IPO and Follow-on Equity Offering

In November 2021, the Company completed its initial public offering of its ordinary shares on the Nasdaq Capital Market, selling 2,300,000 shares at $5.00 per share. Upon its IPO, Mainz Biomed B.V. became Mainz Biomed N.V. In January 2022, the Company completed a follow on offering of its ordinary shares, selling 1,725,000 ordinary shares issued for gross proceeds of approximately $25.9 million (proceeds net of offering expenses was $23.9 million).

Going Concern

The Company has recurring losses, accumulated deficit totaling $49,593,210 and negative cash flows used in operating activities of $5,659,391 as of and for the three months ended March 31, 2023. The Company also had $10,858,202 of cash on hand on March 31, 2023, and working capital, excluding liabilities to be settled with ordinary shares, of $7,679,572. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. If the Company is unable to obtain funding, the Company could be forced to further delay, reduce or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

The Company plans to fund its cash flow and working capital needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances or collaboration agreements. In December 2022 the Company entered into a $50,000,000 Controlled Equity Offering (see Note 12); the Company raised $1.3 million of cash from this facility over a seven-week period during the three months ended March 31, 2023. The Company has also implemented plans to reduce its expenses through the delay and deferral of programs and projects not related to its commercial efforts or its clinical study called eAArly Detect, which is expected to be completed and report results in the third quarter of 2023. Management believes that its expense reduction plans, coupled with the availability of its Controlled Equity Offering, and ability to execute a financing after the reporting of its eAArly Detect clinical study, will provide the financing necessary to fund the Company’s working capital needs for the foreseeable future.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

COVID-19 Impact

On March 11, 2020, the outbreak of the novel strain of coronavirus specifically identified as “COVID-19” was declared a pandemic by the World Health Organization. The outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus which in turn have caused material disruption to business globally. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions and the severity and frequency of new strains of the coronavirus. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

2. BASIS OF PRESENTATION

Basis of Presentation and Statement of Compliance

These condensed interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim financial statements do not include all of the information required of a full set of annual financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2022 and notes thereto contained in the Company’s Form 20-F.

These condensed interim financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The condensed unaudited interim financial statements were authorized for issuance by the Audit Committee of the Board of Directors on May 15, 2023.

3. ACCOUNTING POLICIES, ESTIMATES AND SIGNIFICANT MANAGEMENT JUDGMENTS

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation.

Critical Accounting Estimates and Significant Management Judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Provision for expected credit losses on trade receivables

The provision for expected credit losses on trade receivables are estimated based on historical information, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Estimating the incremental borrowing rate on leases

The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Estimating the fair value of share-based payment transactions

The Company utilizes a Black-Scholes model, or where appropriate, a Monte-Carlo Simulation to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price, and makes such assumptions based on a proxy of publicly-listed entities under an expectation that historical volatility is representative of the expected future volatility. Additionally, estimates have been made by management, in respect of the performance warrants, regarding the length of the vesting period as well as the number of performance warrants that are likely to vest.

Estimating the fair value of financial instruments

When the Company recognizes a financial instrument, where there is no active market for such instrument, the Company utilizes alternative valuation methods. The Company utilizes inputs from observable markets to the extent that an appropriate market can be identified, but when there is a lack of such a market, the Company applies judgment to determine a fair value. Such judgments require those such as risk and volatility, of which changes in such assumptions may impact the fair value of the financial instrument.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	The determination of the lease term of contracts with renewal and termination options;

●	Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences and net operating losses to be utilized;

●	Whether there are indicators of impairment of the Company’s long-lived assets;

●	Development costs do not meet the conditions for capitalization in accordance with IAS 38 and therefore all research and development costs have been expensed as incurred.

4. TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2023	2022
Accounts receivable	$179,964	$130,588
Less: allowance for doubtful accounts	(55,621)	(66,852)
Accounts receivable, net	124,343	63,736
VAT receivable	322,949	192,154
Other	2,149	3,248
	$449,441	$259,138

For the three months ended March 31, 2023, the Company recorded bad debt reserve of $53,296 for VAT receivable.

5. PREPAID AND OTHER CURRENT ASSETS

	March 31,	December 31,
	2023	2022
Prepaid insurance	$561,033	$624,033
Other prepaid expense	80,607	55,356
Security deposit	109,112	122,570
	$750,752	$801,959

6. PROPERTY AND EQUIPMENT

	Laboratory equipment	Office equipment	Construction in progress	Total
Cost
Balance at December 31, 2022	$579,171	$176,347	$-	$755,518
Additions	717,173	36,154	44,974	798,301
Disposal	-	-	-	-
Effects of currency translation	15,963	2,670	541	19,174
Balance at March 31, 2023	$1,312,307	$215,171	$45,515	$1,572,993

Accumulated depreciation
Balance at December 31, 2022	$77,833	$15,993	$-	$93,826
Depreciation	19,037	11,603	-	30,640
Effects of currency translation	1,215	343	-	1,558
Balance at March 31, 2023	$98,085	$27,939	$-	$126,024

7. INTANGIBLE ASSET

Our principal product is ColoAlert, a colorectal cancer (“CRC”) screening stool DNA (“deoxyribonucleic acid”) test. On January 1, 2019, we entered into an exclusive licensing agreement (the “Licensing Agreement”) with ColoAlert AS to license the ColoAlert test. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for the ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €5 per ColoAlert test sold (the “Option”). Subsequent to February 11, 2021, ColoAlert AS assigned their interest in ColoAlert and in the Licensing Agreement and the Option to Uni Targeting Research AS.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which supersedes the Licensing and Options Agreements. Pursuant to the IPA, we acquired the intellectual property for the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $6.85 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount. During the three months ended March 31, 2023 the Company paid $500,000 to the seller. The Company recorded amortization of $47,148 for the three months ended March 31, 2023.

8. LEASES

Right-of-Use Assets

The Company’s leases certain assets under lease agreements.

	Office	Laboratory
	Equipment	Equipment	Vehicle	Office	Total
Cost:
Balance at December 31, 2022	$64,226	$362,970	$94,008	$1,035,200	$1,556,404
Additions	-	288,589	51,217	582,739	922,545
Effects of currency translation	814	8,069	1,808	20,128	30,819
Balance at March 31, 2023	$65,040	$659,628	$147,033	$1,638,067	$2,509,768
Accumulated amortization:
Balance at December 31, 2022	$20,707	$77,838	$22,109	$258,055	$378,709
Depreciation	2,993	38,280	14,750	50,914	106,937
Effects of currency translation	299	1,448	457	3,881	6,085
Balance at March 31, 2023	$23,999	$117,566	$37,316	$312,850	$491,731

As of March 31, 2023, management assessed that there were no events or changes in circumstances that would require impairment testing.

The carrying amount of the right-of-use assets is amortized on a straight-line basis over the life of the leases, which at March 31, 2023, had an average expected life of 5 years.

Lease Liabilities

The Company’s lease liabilities consist of office and laboratory equipment and office space. The present value of future lease payments were measured using an incremental borrowing rate of 10% per annum as of January 1, 2022 and January 1, 2023.

Total
As of December 31, 2022	$1,244,470
Additions	922,546
Interest expenses	42,750
Lease payments	(134,026)
Effects of currency translation	25,768
As of March 31, 2023	$2,101,508

Lease liabilities	March 31, 2023	December 31, 2022
Current portion	$445,973	$285,354
Long-term portion	1,655,535	959,116
Total lease liabilities	$2,101,508	$1,244,470

On March 31, 2023, the Company was committed to minimum lease payments as follows:

Maturity analysis	March 31, 2023
Less than one year	$445,973
One to two years	617,002
Two to three years	521,704
Three to four years	349,885
Four to five years	224,049
More than five years	500,927
Total undiscounted lease liabilities	$2,659,540
Amount representing implicit interest	(558,032)
Lease obligations	$2,101,508

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	March 31,	December 31,
	2023	2022
Accounts payable	$1,141,867	$1,333,044
Payable for acquisition of intangible asset – related party (current portion)	286,294	-
Accrued liabilities	1,470,531	1,236,942
Payroll liabilities	250,074	346,693
	$3,148,766	$2,916,679

10. CONVERTIBLE DEBT – RELATED PARTY

During the years ended December 31, 2019 and 2020, the Company entered into loan agreements with related parties totaling EUR417,133 (approximately $467,154) (the “2019 and 2020 Convertible Loans”). The 2019 and 2020 Convertible Loans bear interest at 3.5% and have a maturity date of September 30, 2022. While the 2019 and 2020 Convertible Loans are outstanding, the lenders are entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. As the Company incurred losses during 2021, 2020 and 2019, no expense has been recorded in any period for profit sharing. At maturity, the 2019 and 2020 Convertible Loans are convertible into ordinary shares of the Company at EUR1 per share.

The 2019 and 2020 Convertible Loans were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 2019 and 2020 Convertible Loans between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature. The Company recognized debt discounts totaling EUR13,064 on issuance of the 2019 and 2020 Convertible Loans.

In November 2017, the Company entered into loan agreements with two shareholders of the Company for loans totaling EUR80,278 (approximately $92,007) (the “2017 Convertible Loans”). The loans are convertible at the option of the lender to shares totaling 4.25% of the Company’s common shares outstanding at the time of conversion. The loans are non-interest bearing, are unsecured and are due on demand. During the year ended December 31, 2019, principal in the amount of EUR5,000 ($5,597) was exchanged for the 2019 and 2020 Convertible Loans and EUR5,000 ($5,597) was extinguished as the lender elected to offset the debt amount against amounts in trade receivables due to the Company.

During the year ended December 31, 2021, the loan amount of EUR417,272 ($508,237) were converted into 392,757 shares of share capital and the Company received cash of EUR6,485 ($7,673) to issue shares.

A continuity of the Company’s Convertible Debt and Convertible Debt – Related Party is as follows:

	2019 and 2020 Convertible Loans	2017 Convertible Loans	Total
Balance, December 31, 2022	$32,181	$45,666	$77,847
Issued during the period	-	-	-
Conversion feature	-	-	-
Accretion	-	-	-
Repayment	-	-	-
Effects of currency translation	408	(2,063)	(1,655)
Balance, March 31, 2023	$32,589	$43,603	$76,192

11. SILENT PARTNERSHIPS

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR299,400 (approximately $341,740) (the “3% SPAs”). The Company is to repay the amount by December 31, 2025. The Company must pay a minimum of 3% interest per annum on the loans. The lender is entitled to 3% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. Upon the amounts coming due, the lender of the 3% SPAs have the option to demand an additional payment equal to 15% of the contribution as a final remuneration (the “Final Renumeration”). The Final Remuneration is considered to be the cost of issuing debt. The 3% SPAs were received at below market interest rates as part of a government program for COVID-19 relief. The initial fair value of the 3% SPAs was determined to be EUR218,120 (approximately $248,966), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3% SPAs of EUR81,280 ($92,774) has been recognized as government grant income during the period. During the year ended December 31, 2021 the Company received the remaining EUR200,000 ($236,640). The initial fair value of the 3.0% SPAs received was determined to be EUR230,000 (approximately $272,136), determined using an estimated effective interest rate of 11.5%. The initial fair value of the 3.0% SPAs received in 2021 was determined to be EUR156,549 (approximately $185,229), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3.0% SPAs received in 2021 of EUR43,451 (approximately $51,410) has been recognized as government grant income during the period.

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR50,000 (approximately $57,071) (the “3.5% SPAs”). The Company is to repay the amount by June 30, 2025. The Company must pay a minimum of 3.5% interest per annum on the loans. The lender is entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. The 3.5% SPAs are convertible to common shares of the Company at EUR1 per share in the event that the Company is involved in any of the following transactions: capital increases, a share or asset deal or a public offering. Pursuant to the silent partnership agreement, the Company notified the holder, at which point the holder declined the opportunity to convert their loan into common shares. The 3.5% SPAs were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 3.5% SPAs between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature.

Between the years of 2013 to 2016, the Company entered into silent partnership agreements for loans totaling EUR798,694 (approximately $915,383) (the “8.5% SPAs”). Under the 8.5% SPAs, the Company is to repay EUR398,634 (approximately $408,496) of the loans by June 30, 2023 and EUR400,000 (approximately $409,859) of the loans matures on December 31, 2025. The Company must pay a minimum of 8.5% interest per annum on the loans. The lenders are entitled to 1.66% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the lenders of the 8.5% SPAs have the option to demand an additional payment equal to 30% of the principal of the loans as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8.5% SPAs was determined to be EUR772,568 (approximately $85,440), determined using an estimated effective interest rate of 11.5%. Under the agreements, the lenders also agreed to invest in the Company and contributed EUR676,366 (approximately $775,183) to acquire 27,752 shares of the Company between the years of 2013 and 2016. During the year ended December 31, 2020, EUR80,000 (approximately $99,527) of the 8.5% SPAs was extinguished as the lender, who is also a customer of the Company, elected to offset the debt amount against amounts in trade receivables due to the Company. The debtor did not demand the Final Remuneration, and the Company recognized a gain on the extinguishment of $8,214.

In 2010, the Company entered into a silent partnership agreement whereby the lender agreed to lend the Company EUR300,000 (approximately $343,830) (the “8% SPA”). The Company repaid this loan in January 2023. The Company must pay a minimum of 8% interest per annum on the loan. The lender is entitled to 1.95% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. At maturity, the lender of the 8% SPA has the option to demand an additional payment of up to 30% of the principal of the loan as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8% SPA was determined to be EUR289,900 (approximately $332,254), determined using an estimated effective interest rate of 11.5%.

A continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs	8% SPAs	Total
Balance, December 31, 2022	$537,359	$43,938	$909,703	$417,549	$1,908,549
Issued during the period	-	-	-	-	-
Extinguished during the period	-	-	-	(418,626)	(418,626)
Discount	-	-	-	-	-
Accretion	10,053	811	7,047	805	18,716
Interest expense	-	-	-	-	-
Effects of currency translation	6,933	566	11,619	272	19,390
Balance, March 31, 2023	$554,345	$45,315	$928,369	$-	$1,528,029

12. EQUITY

Ordinary shares

The Company has 45 million ordinary shares authorized. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The par value of share capital is EUR0.01 per share.

Controlled Equity Offering

In December 2022, the Company entered into a Controlled Equity Offering, known as an “ATM” facility. Pursuant to the ATM, the Company at its discretion and subject to an effective registration statement with the U.S. Securities and Exchange Commission, may sell through its agent, ordinary shares at market prices, for a fee of 3%. As of December 31, 2022, the Company had not sold any ordinary shares pursuant to the ATM.

During the three months ended March 31, 2023, the Company issued ordinary shares as follows:

●	195,044 shares of common stock were issued for net proceeds of $1,283,385, at an average price of $6.58 per share in connection with the Company’s ATM facility net of commission and fees of $39,740.

●	2,112 ordinary shares issued for services valued at $14,763

Warrants

During the year ended December 31, 2021, in conjunction with private sales of ordinary shares, the Company issued 3,755,000 warrants and issued 161,000 underwriter warrants with its IPO, cumulatively valued at $754,286, which was recorded to Reserve in the Statement of Financial Position. The warrants were valued using the Black-Scholes pricing model. The Black-Scholes model requires six basic data inputs: the exercise or strike price, time to expiration, the risk free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement.

For the year ended December 31 2021, the estimated fair values of the warrants measured are as follows:

December 31,
2021
Stock price at time of issuance	$0.283 - 1.602
Exercise price	$3.00
Expected term	2 - 5 years
Expected average volatility	75 - 95%
Expected dividend yield	0
Risk-free interest rate	0.16 - 1.08%

A summary of activity during the three months ended March 31, 2023 is as follows:

	Warrant	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2022	3,247,500	$3.00	3.63
Grants	-	-	-
Exercised	-	-	-
Expired	-	-	-
Balance as of March 31, 2023	3,247,500	$3.00	0.19

Stock options

During 2021, we adopted our 2021 Omnibus Incentive Plan, and on June 28, 2022 we adopted our 2022 Omnibus Incentive Plan (the “Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed 2,800,000 ordinary shares.

During the three months ended March 31, 2023, the Company granted 22,000 stock options valued at $104,684. Stock options with time-based vesting were valued using the Black-Scholes pricing model.

During the three months ended March 31, 2023, the Company recorded share-based compensation of $904,664 and had unamortized expense of $4,420,049 as of March 31, 2023. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the three months ended March 31, 2023, the estimated fair values of the stock options are as follows:

March 31,
2023
Exercise price	$6.70 - 6.96
Expected term	5.50 - 7.00 years
Expected average volatility	73% - 76%
Expected dividend yield	-
Risk-free interest rate	3.57% - 4.27%

A summary of activity during the three months ended March 31, 2023 follows:

	Stock options	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2022	2,394,150	$7.18	9.11
Grants	22,000	6.92	10.00
Exercised	-	-	-
Forfeited	(10,000)	5.00	-
Expiry	-	-	-
Balance as of March 31, 2023	2,406,150	$7.21	8.91

Exercisable as of March 31, 2023	1,478,155	$5.65	8.63

13. COST OF REVENUE

For the three months ended March 31, 2023 and 2022, cost of revenue consisted of test kit materials, both patient collection kits and lab based PCR kits.

14. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board, its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Commercial Officer and Chief Scientific Officer. The remuneration of directors and key management personnel during the three months ended March 31, 2023 and 2022 was as follows:

	Three months ended
	March 31,
	2023	2022
Salaries and benefits	$387,400	$238,914

Remuneration paid to related parties other than key personnel during the three months ended March 31, 2023 and 2022 was as follows:

	Three months ended
	March 31,
	2023	2022
Salaries and benefits	$7,274	$1,515

During the three months ended March 31, 2023 and 2022, the Company incurred interest expense of $8,265 and $8,641 on balances owing to related parties, respectively.

During the three months ended March 31, 2023 and 2022, the Company incurred accretion expense of $3,345 and $4,006 on balances owing to related parties, respectively.

During the three months ended March 31, 2023 and 2022, we recorded expenses of $52,264 and $83,963, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS (and its successor, Uni Targeting Research AS, collectively “ColoAlert AS”), the company from which we exclusively licensed the ColoAlert product until we purchased the intellectual property on February 15, 2023 (see Note 7). A member of our Board of Directors is also a significant equity holder of ColoAlert AS. During the three months ended March 31, 2023 and 2022, we paid ColoAlert AS $603,838 and $84,165, respectively

15. GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the three months ended March 31, 2023 and 2022 and recognized as research grant revenue were as follows:

	Three months ended
	March 31,
	2023	2022
Research and Development Projects
Rapid detection of antibody-based pathogens	$-	$36,288
Multi-marker test for the early detection of pancreatic cancer	28,117	51,356
	$28,117	$87,644

As of March 31, 2023 and December 31, 2022, the grants for rapid detection of antibody-based pathogens and a multi-marker test for the early detection of pancreatic cancer had remaining grant balances of approximately $35,852 and $81,706, respectively. Grant income is included as Other Income in the condensed interim consolidated statements of profit and loss.

16. FINANCIAL INSTRUMENT RISK MANAGEMENT

Basis of Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 — Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, trade and other receivables, accounts payable and accrued liabilities, lease liabilities, convertible debentures, and loans payable. With the exception of convertible debentures and loans payable, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities. The fair value of convertible debentures and notes payable approximate their carrying value, excluding discounts, due to minimal changes in interest rates and the Company’s credit risk since issuance of the instruments.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit Risk

The Company’s principal financial assets are cash and trade receivables. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. The Company carries cash balances at US financial institutions that exceed the federally insured limit of $250,000 per institution and in German financial institutions that exceed €100,000 limit per institution. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

The Company mitigates its credit risk on receivables by actively managing and monitoring its receivables. During the three months ended March 31, 2023, the Company incurred $53,295 (related to VAT receivables) in bad debt expense (2022 - $0). The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As of March 31, 2023, the Company had an unrestricted cash balance of $10,858,202 to settle current liabilities of $5,595,700.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of ordinary shares and credit facility borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to equity or debt financing.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as of March 31, 2023:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$2,862,472	$-	$-
Defered payment for intellectual property acquisition	286,294	950,821	-
Convertible debt	43,603	-	-
Convertible debt - related party	32,589	-	-
Silent partnerships	969,228	558,801	-
Lease liabilities	450,693	1,106,658	544,157
	$4,644,879	$2,616,280	$544,157

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As the Company operates in Germany it holds a portion of its cash balances in Euro to approximate between three to twelve months estimated operating needs. The remainder of the Company’s cash is held in U.S. Dollars, the Company’s reporting currency, which we also expect to be the currency of the Company’s largest cash outlays over the next twenty-four months.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as its financial liabilities carry interest at fixed rates.

Capital Management

In the management of capital, the Company includes components of stockholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As a young growth company, issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

17. CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the three months ended March 31, 2023 and 2022, the Company had revenue from one and two customers that accounted for approximately 19% and 43% of revenue, respectively.

18. OPERATING EXPENSES

For the three months ended March 31, 2023 and 2022, operating expenses consisted of the follows:

Research and development	2023	2022
Payroll	$1,354,084	$183,344
Consulting services	858,307	41,144
Depreciation and amortization	153,259	-
Travel and car expenses	51,962	31,492
Material Consumption	28,735	251
Training	709	77
Taxes and insurances	2,785	120,887
Rent and premises	-	9,770
Distribution cost	20,826	-

Other expenses	154,405	176,607
	$2,625,072	$563,572

Sales and marketing	2023	2022
Payroll	$497,213	$62,319
Product and brand advertising	1,532,089	790,185
Consulting services	351,723	13,985
Travel and car expenses	815	10,704
Training	2,194	26
Rent and premises	-	3,321
Other expenses	26,901	41,090
	$2,410,935	$921,630

General and administrative	2023	2022
Payroll	$708,676	$3,060,982
Consulting services	488,883	801,804
Insurance and taxes	166,575	135,775
Depreciation and amortization	31,371	34,859
Travel and car expenses	38,154	35,371
IT expense	42,405	-
Rent and premises	32,187	10,973
Other expenses	82,239	113,021
	$1,590,490	$4,192,785

19. SUBSEQUENT EVENTS

During the period from April 1, 2023 to May 14, 2023, pursuant to the Controlled Equity Offering (see note 12) we sold 28,900 ordinary shares for net proceeds of $144,374.

During the period from April 1, 2023 to May 14, 2023, we granted 20,500 stock options with strike prices of $6.23.

During the period from April 1, 2023 to May 14, 2023, 666,667 warrants were exercised pursuant to a cashless exercise option, resulting in the issuance of 248,607 ordinary shares.